CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                December 8, 2016


VIA EDGAR CORRESPONDENCE FILING
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Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:  First Trust Senior Floating Rate 2022 Target Term Fund (the "Fund")
                             File Nos. 333-214125; 811-23199
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Dear Ms. Rossotto:

      Pursuant to our conversation on November 23, 2016, the Fund provides the below revised response to comment 7.b. of your letter dated November 11, 2016 regarding the Registration Statement for the above captioned Fund:

      7.B. PLEASE CONFIRM THAT THESE DERIVATIVES WILL BE VALUED AT MARKET, AND NOT NOTIONAL VALUE, FOR PURPOSES OF COMPLIANCE WITH RULE 35D-1.

      Response: The Fund confirms that, to the extent it uses credit derivatives to take on additional credit risk and obtain exposure to Senior Loans, it will value such derivatives at market value (and not notional value) for purposes of compliance with Rule 35d-1 under the 1940 Act and its investment policy to invest, under normal market conditions, at least 80% of its Managed Assets in Senior Loans.

      If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By /s/ Walter Draney
                                                      -------------------------
                                                          Walter Draney